Detica

[redacted]

08004662

Surrey Research Park
Guildford
Surrey
GU2 7YP
UK

T +44 (0)1483 816000
F +44 (0)1483 816144

www.detica.com

Securities and Exchange Commission
Division of Corporate Finance
Office of International Finance
100F Street, NE
Washington
DC 20549 USA

Our ref: 08-FIV100C270

File no: 82-35012

SUPPL

SEC Mail Processing
Section

AUG 28 2008

Washington, DC
111

21 August 2008

Dear Sir

Re: Detica Group plc - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

The information as detailed below is being furnished to the Securities and Exchange Commission (the "**SEC**") by Detica Group plc, a public company limited by shares incorporated under the laws of England and Wales ("**Detica**"), pursuant to the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "**Exchange Act**") afforded to foreign private issuers under Rule 12g3-2(b) under the Exchange Act. The SEC file number assigned to Detica is 82-35012.

14.08.08	Dealings by connected exempt principal traders
14.08.08	Dealings by persons with interests in securities representing 1% or more
14.08.08	Dealings by persons with interests in securities representing 1% or more
14.08.08	Dealings by connected exempt principal traders
14.08.08	Rule 2.10 announcement
15.08.08	Dealings by connected exempt principal traders
15.08.08	Dealings by connected exempt principal traders
15.08.08	Dealings by connected exempt principal traders
15.08.08	Dealings by persons with interests in securities representing 1% or more
15.08.08	Rule 2.10 announcement
18.08.08	Dealings by connected exempt principal traders
18.08.08	Dealings by persons with interests in securities representing 1% or more
18.08.08	Dealings by persons with interests in securities representing 1% or more
19.08.08	Dealings by connected exempt principal traders
19.08.08	Dealings by connected exempt principal traders

PROCESSED
SEP 04 2008
THOMSON REUTERS

Detica

19.08.08	Dealings by persons with interests in securities representing 1% or more
20.08.08	Dealings by connected exempt principal traders
20.08.08	Dealings by connected exempt principal traders
21.08.08	Prior notice of merger
21.08.08	Notification of major interest in shares
21.08.08	Dealings by connected exempt principal traders
21.08.08	Notification of major interest in shares

Please do not hesitate to contact the undersigned at the numbers given above should you have any questions on the enclosed materials.

Yours faithfully

Nicky Heywood

Company Secretarial Assistant

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Company	UBS AG (EPT)
TIDM	
Headline	EPT Disclosure
Released	11:57 14-Aug-08
Number	3419B11

RNS Number : 3419B
UBS AG (EPT)
14 August 2008

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**UBS AG London Branch**
Company dealt in	**Detica Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary 2p**
Date of dealing	**13 AUGUST 2008**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
4,573	**441.50 pence**	**441.50 pence**

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
156,745	**442 pence**	**440.25 pence**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	**LONG**	**29,640**	**4.412 GBP**
CFD	**LONG**	**152,203**	**4.40699999**

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	14 August 2008
Contact name	NIMISHA SACHDEV
Telephone number	020 7568 8289
Name of offeree/offeror with which connected	BAE Systems Plc
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

This information is provided by RNS

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Company	Citigroup GM UK Eqty
TIDM	
Headline	Rule 8.3- (Detica Group Plc)
Released	12:05 14-Aug-08
Number	3458B12

RNS Number : 3458B
Citigroup Global Markets UK EqtyLtd
14 August 2008

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	**Citigroup Global Markets UK Equity Limited**
Company dealt in	**Detica Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ord/Equity**
Date of dealing	**12 August 2008**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

Class of relevant security:	Long	
Ordinary	**Number (%)**	**Number (%)**
(1) Relevant securities	**3,510,000 (3.01%)**	**(0.00%)**
(2) Derivatives (other than options)	**(0.00%)**	**(0.00%)**
(3) Options and agreements to purchase/sell	**(0.00%)**	**(0.00%)**

Total	3,510,000 (3.01%)	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Sho
Convertibles	Number (%)	Number (%)
(1) Relevant securities	(0.00%)	(0.00%)
(2) Derivatives (other than options)	(0.00%)	(0.00%)
(3) Options and agreements to purchase/sell	(0.00%)	(0.00%)
Total	(0.00%)	(0.00%)

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase	Number of securities	Price per unit (Note 5)
	975,000	4.450(
Total	975,000	

Sale	Number of securities	Price per unit (Note 5)
Total		

(b) Derivatives transactions (other than options)

Product name,	Long/short (Note 6)	Number of securities (Note 7)	Price per unit

e.g. CFD			

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applic

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other to the voting rights of any relevant securities under any option referred to on this form or relating to the v future acquisition or disposal of any relevant securities to which any derivative referred to on this form is none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	14 August 2008
Contact name	Selina Campbell
Telephone number	02890 409538
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note	N/A

10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

This information is provided by RNS
The company news service from the London Stock Exchange

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Free annual report

Company	Aviva PLC
TIDM	AV.
Headline	Rule 8.3- DETICA GROUP PLC
Released	14:10 14-Aug-08
Number	3608B14

RNS Number : 3608B
Aviva PLC
14 August 2008

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**AVIVA PLC AND ITS SUBSIDIARIES**
Company dealt in	**DETICA GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**ORD GBP0.02**
Date of dealing	**13 AUGUST 2008**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	2,460,547	2.112%	0	
(2) Derivatives (other than options)	0	0%	0	
(3) Options and agreements to purchase/sell	0	0%	0	
Total	2,460,547	2.112%	0	

(b) Interests and short positions in relevant securities of the compan other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	0	0%	0	0

(2) Derivatives (other than options)	0	0%	0	0
(3) Options and agreements to purchase/sell	0	0%	0	0
Total	0	0%	0	0

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	174,106	GBP4.413750
PURCHASE	174,106	GBP4.413750
PURCHASE	1,600	GBP4.414600

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	14 AUGUST 2008
Contact name	NEIL WHITTAKER
Telephone number	01603 684420
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Deutsche Bank AG
TIDM	
Headline	EPT Disclosure - Amendment
Released	14:58 14-Aug-08
Number	3684B14

RNS Number : 3684B
Deutsche Bank AG
14 August 2008

**DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)**

Amendment

1. KEY INFORMATION

Name of exempt principal trader	Deutsche Bank AG London
Company dealt in	Detica Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary
Date of dealing	12/08/2008

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3) GBP	Lowest price paid (Not GBP
19,902	4.46	4.4

Total number of securities sold	Highest price received (Note 3) GBP	Lowest price received (GBP
5,140	4.4	4.4

(b) Derivatives transactions (other than options)

Product name,	Long/short (Note 4)	Number of securities (Note 5)	Price per unit

e.g. CFD			
CFD	Long	5,140	
CFD	Short	14,000	4.
CFD	Short	5,065	4
CFD	Short	783	4

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	(p u

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other to the voting rights of any relevant securities under any option referred to on this form or relating to the v or future acquisition or disposal of any relevant securities to which any derivative referred to on this form none, this should be stated.

Date of disclosure	14/08/2008
Contact name	Artie Movsesian
Telephone number	020 7545 7804
Name of offeree/offeror with which connected	BAE Systems Plc
Nature of connection (Note 6)	Advisor to Offeror

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

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Free annual report

Company	Detica Group Plc
TIDM	DCA
Headline	Rule 2.10 Announcement
Released	17:02 14-Aug-08
Number	3854B17

RNS Number : 3854B
Detica Group Plc
14 August 2008

Detica Group plc ("Detica" or the "Group")

Rule 2.10 announcement

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers (the "Code"), the Group confirms that it has 116,516,015 ordinary shares of 2 pence each in issue as at the close of business on 14 August 2008. The ISIN reference for these securities is GB0031539561.

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Company	UBS AG (EPT)
TIDM	
Headline	EPT Disclosure
Released	10:56 15-Aug-08
Number	4199B10

RNS Number : 4199B
UBS AG (EPT)
15 August 2008

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**UBS AG London Branch**
Company dealt in	**Detica Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**2p ordinary**
Date of dealing	**14 AUGUST 2008**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	0	0.00%	4,400	0.00%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	0	0.00%	4,400	0.00%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

a. **Rights to subscribe** (Note 2)

Class of relevant security:	Details

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
SALE	278	441.75 pence
TOTAL PURCHASES	0	
TOTAL SALES	278	

(b) Derivatives transactions (other than options)

Product name, e.g CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	**15 AUGUST 2008**
Contact name	**LOUISE ROBINSON**
Telephone number	**020 7567 8762**
Name of offeree/offeror with which connected	**BAE Systems Plc**
Nature of connection (Note 9)	**CONNECTED BROKER**

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	UBS AG (EPT)
TIDM	
Headline	EPT Disclosure
Released	11:45 15-Aug-08
Number	4343B11

RNS Number : 4343B
UBS AG (EPT)
15 August 2008

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**UBS AG London Branch**
Company dealt in	**Detica Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary 2p**
Date of dealing	**14 AUGUST 2008**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
21,278	**442 pence**	**440.7203 pence**

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
18,864	**442 pence**	**440.25 pence**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

CFD	Short	18901	4.40720297 GBP
CFD	Short	1005	4.40720299
CFD	Short	201	4.40720249
CFD	Long	17609	4.4098001

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	15 August 2008
Contact name	NIMISHA SACHDEV
Telephone number	020 7568 8289
Name of offeree/offeror with which connected	BAE Systems Plc
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

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Company	Deutsche Bank AG
TIDM	
Headline	EPT Disclosure
Released	12:30 15-Aug-08
Number	4395B12

RNS Number : 4395B
Deutsche Bank AG
15 August 2008

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Deutsche Bank AG London
Company dealt in	Detica Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary
Date of dealing	14/08/2008

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3) **GBP**	**Lowest price paid** (Not **GBP**

Total number of securities sold	**Highest price received (Note 3) GBP**	**Lowest price received (GBP**
297	4.42	4.42

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	**Price per unit**
CFD	Long	297	4.4

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	(p u

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other to the voting rights of any relevant securities under any option referred to on this form or relating to the v or future acquisition or disposal of any relevant securities to which any derivative referred to on this form none, this should be stated.

Date of disclosure	15/08/2008
Contact name	Artie Movsesian
Telephone number	020 7545 7804
Name of offeree/offeror with which connected	BAE Systems Plc
Nature of connection (Note 6)	Advisor to Offeror

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	Standard Life Inv.
TIDM	
Headline	Rule 8.3- DETICA GROUP PLC
Released	14:07 15-Aug-08
Number	4487B14

RNS Number : 4487B
Standard Life Investments
15 August 2008

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**Standard Life Investments**
Company dealt in	**DETICA GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**GBP 0.02**
Date of dealing	**14/08/08**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	4,128,007	3.54		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	4,128,007	3.54		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**	**Short**

	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SELL	**3,856**	**GBP 4.4225**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None...

....

Is a Supplemental Form 8 attached? (Note 9)	**NO**
Date of disclosure	**15/08/08**
Contact name	**ROBBIE STORRIE**
Telephone number	**0131-550-6049**
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

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Free annual report

Company	Detica Group Plc
TIDM	DCA
Headline	Rule 2.10 Announcement
Released	17:00 15-Aug-08
Number	4745B17

RNS Number : 4745B
Detica Group Plc
15 August 2008

Detica Group plc ("Detica" or the "Group")

Rule 2.10 announcement

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers (the "Code"), the Group confirms that it has 116,517,337 ordinary shares of 2 pence each in issue as at the close of business on 15 August 2008. The ISIN reference for these securities is GB0031539561.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	UBS AG (EPT)
TIDM	
Headline	EPT Disclosure
Released	11:46 18-Aug-08
Number	5253B11

RNS Number : 5253B
UBS AG (EPT)
18 August 2008

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**UBS AG London Branch**
Company dealt in	**Detica Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary 2p**
Date of dealing	**15 AUGUST 2008**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
27,601	**441.5 pence**	**440.6737 pence**

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
9,931	**441.5 pence**	**440.5 pence**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	18 August 2008
Contact name	NIMISHA SACHDEV
Telephone number	020 7568 8289
Name of offeree/offeror with which connected	BAE Systems Plc
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

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Company	Standard Life Inv.
TIDM	
Headline	Rule 8.3- DETICA GROUP PLC
Released	14:45 18-Aug-08
Number	5480B14

RNS Number : 5480B
Standard Life Investments
18 August 2008

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE (Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**Standard Life Investments**
Company dealt in	**DETICA GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**GBP 0.02**
Date of dealing	**15/08/08**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	3,976,859	3.41		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	3,976,859	3.41		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Short

	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SELL	151,148	GBP 4.4075

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None...

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	**18/08/08**
Contact name	**Michael Buhrtz**
Telephone number	**0131-550-6024**
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Citigroup GM UK Eqty
TIDM	
Headline	Rule 8.3- (Detica Group Plc)
Released	15:39 18-Aug-08
Number	5591B15

RNS Number : 5591B
Citigroup Global Markets UK EqtyLtd
18 August 2008

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	**Citigroup Global Markets UK Equity Limited**
Company dealt in	**Detica Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ord/Equity**
Date of dealing	**15 August 2008**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

Class of relevant security:	**Long**	
Ordinary	**Number (%)**	**Number (%)**
(1) Relevant securities	**3,693,827 (3.17%)**	**(0.00%)**
(2) Derivatives (other than options)	**(0.00%)**	**(0.00%)**
(3) Options and agreements to purchase/sell	**(0.00%)**	**(0.00%)**

Total	3,693,827 (3.17%)	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Sho
Convertibles	Number (%)	Number (%)
(1) Relevant securities	(0.00%)	(0.00%)
(2) Derivatives (other than options)	(0.00%)	(0.00%)
(3) Options and agreements to purchase/sell	(0.00%)	(0.00%)
Total	(0.00%)	(0.00%)

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase	Number of securities	Price per unit (Note 5)
	32,679	4.410(
	151,148	4.410(
Total	183,827	

Sale	Number of securities	Price per unit (Note 5)
Total		

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applic

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other to the voting rights of any relevant securities under any option referred to on this form or relating to the v future acquisition or disposal of any relevant securities to which any derivative referred to on this form is none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	18 August 2008
Contact name	Selina Campbell
Telephone number	02890 409538
If a connected EFM, name of offeree/offeror with which connected	N/A

If a connected EFM, state nature of connection (Note 10)	**N/A**

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Deutsche Bank AG
TIDM	
Headline	EPT Disclosure
Released	11:34 19-Aug-08
Number	6197B11

RNS Number : 6197B
Deutsche Bank AG
19 August 2008

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Deutsche Bank AG London
Company dealt in	Detica Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary
Date of dealing	18/08/2008

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3) GBP	Lowest price paid (Not GBP
968	4.42	4.42

Total number of securities sold	Highest price received (Note 3) GBP	Lowest price received (GBP
968	4.42	4.42

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit
CFD	Long	968	

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	(p u

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other to the voting rights of any relevant securities under any option referred to on this form or relating to the v or future acquisition or disposal of any relevant securities to which any derivative referred to on this form none, this should be stated.

Date of disclosure	19/08/2008
Contact name	Artie Movsesian
Telephone number	020 7545 7804
Name of offeree/offeror with which connected	BAE Systems Plc
Nature of connection (Note 6)	Advisor to Offeror

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	UBS AG (EPT)
TIDM	
Headline	EPT Disclosure
Released	11:49 19-Aug-08
Number	6272B11

RNS Number : 6272B
UBS AG (EPT)
19 August 2008

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**UBS AG London Branch**
Company dealt in	**Detica Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary 2p**
Date of dealing	**18 AUGUST 2008**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
48,283	**441 pence**	**440.6199 pence**

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
8,211	**441 pence**	**441 pence**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	**Short**	**477**	**4.40619916 GBP**
CFD	**Short**	**2387**	**4.40619908**
CFD	**Short**	**10892**	**4.41132299**
CFD	**Short**	**15275**	**4.40619906**

CFD	Short	29594	4.40619906

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	19 August 2008
Contact name	NIMISHA SACHDEV
Telephone number	020 7568 8289
Name of offeree/offeror with which connected	BAE Systems Plc
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

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Company	BlackRock Group
TIDM	
Headline	Rule 8.3- Detica Group PLC
Released	15:06 19-Aug-08
Number	6547B15

RNS Number : 6547B
BlackRock Group
19 August 2008

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BlackRock Group
Company dealt in	Detica Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	2p ordinary shares
Date of dealing	18th August 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	8,735,504	7.49%		
(2) Derivatives (other than options)	2,794,060	2.39%		
(3) Options and agreements to purchase/sell				
Total	11,529,564	9.89%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				

(3) Options and agreements to purchase/sell
Total

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	2,200	GBP 4.415

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7).	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None...

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	19th August 2008
Contact name	Louise Lyle
Telephone number	0131 472 7472
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	UBS AG (EPT)
TIDM	
Headline	EPT Disclosure
Released	11:29 20-Aug-08
Number	7097B11

RNS Number : 7097B
UBS AG (EPT)
20 August 2008

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**UBS AG London Branch**
Company dealt in	**Detica Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**2p ordinary**
Date of dealing	**19 AUGUST 2008**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	2,544	0.00%	4,400	0.00%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	2,544	0.00%	4,400	0.00%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

a. **Rights to subscribe** (Note 2)

Class of relevant security:	Details

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
PURCHASE	2544	440.25 pence

(b) Derivatives transactions (other than options)

Product name, e.g CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	**20 AUGUST 2008**
Contact name	**NIMISHA SACHDEV**
Telephone number	**020 7568 9289**
Name of offeree/offeror with which connected	**BAE Systems Plc**
Nature of connection (Note 9)	**CONNECTED BROKER**

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	UBS AG (EPT)
TIDM	
Headline	EPT Disclosure
Released	11:42 20-Aug-08
Number	7138B11

RNS Number : 7138B
UBS AG (EPT)
20 August 2008

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**UBS AG London Branch**
Company dealt in	**Detica Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary 2p**
Date of dealing	**19 AUGUST 2008**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
222,230	**440.69 pence**	**440.081 pence**

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
212,412	**442 pence**	**439.75 pence**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	**Long**	**140537**	**4.4 GBP**
CFD	**Long**	**64600**	**4.3998**
CFD	**Long**	**27748**	**4.4**
CFD	**Short**	**90**	**4.40081**

CFD	Short	450	4.40081
CFD	Short	2880	4.40081
CFD	Short	5580	4.40081
CFD	Short	1,500	4.40565333
CFD	Short	15,900	4.40565031
CFD	Short	33,230	4.40565002
CFD	Short	23,000	4.40565
CFD	Short	11,600	4.40565
CFD	Short	23,900	4.4069
CFD	Short	17,400	4.4069
CFD	Short	2,200	4.4069
CFD	Short	50,000	4.4069
CFD	Short	34,500	4.4069

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	20 August 2008
Contact name	NIMISHA SACHDEV
Telephone number	020 7568 8289
Name of offeree/offeror with which connected	BAE Systems Plc

Nature of connection (Note 6) **CONNECTED ADVISER**

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Office of Fair Trade
TIDM	
Headline	Prior Notice of Merger
Released	15:00 20-Aug-08
Number	7342B15

RNS Number : 7342B
Office of Fair Trading
20 August 2008

Enterprise Act 2002 - Prior Notice of Merger

The Office of Fair Trading received on 1 August 2008 a Merger Notice under Section 96 of the Enterprise Act 2002 (the Act) in respect of the proposed arrangements for:

Anticipated acquisition by BAE Systems plc of Detica Group plc

The OFT now gives notice that in accordance with Section 97(2) of the Act the period for consideration of this Notice has been extended by a further period of 10 working days. The period for considering this Notice will therefore expire on 15 September 2008.

This information is provided by RNS
The company news service from the London Stock Exchange

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Free annual report

Company	Detica Group Plc
TIDM	DCA
Headline	Holding(s) in Company
Released	10:21 21-Aug-08
Number	7899B10

RNS Number : 7899B
Detica Group Plc
21 August 2008

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

DETICA GROUP PLC

2. Reason for the notification (please state **Yes/No**):

An acquisition or disposal of voting rights: NO

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: NO

An event changing the breakdown of voting rights: YES

Other (please specify) NO

3. Full name of person(s) subject to the notification obligation (iii):

Citigroup Global Markets UK Equity Limited

4. Full name of shareholder(s) (if different from 3.) (iv):

N/A

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

12 August 2008

6. Date on which issuer notified:

21 August 2008

7. Threshold(s) that is/are crossed or reached:

3%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	**Situation previous to the Triggering transaction** (vi	
	Number of shares	**Number of voting Rights**
GB 0031539561	2,586,837	2,586,837

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	**Number of shares**	**Number of voting rights** (ix)		
	Direct	**Direct** (x)	**Indirect** (xi)	
GB 0031539561	3,561,837	3,561,837		

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial	**Expiration Date** (xiii)	**Exercise/Conversion Period/ Date** (xiv)	**Number of votin rights that may**

instrument			acquired if the instrument is exercised/ converted.
N/A	N/A	N/A	N/A

Total (A+B)

Number of voting rights	% of voting rights
3,561,837	3.05%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

N/A

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

N/A

14. Contact name:

John Woollhead

15. Contact telephone number:

01483 816 900.

This information is provided by RNS

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Company	UBS AG (EPT)
TIDM	
Headline	EPT Disclosure
Released	10:47 21-Aug-08
Number	7923B10

RNS Number : 7923B
UBS AG (EPT)
21 August 2008

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	Detica Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	2p ordinary
Date of dealing	20 AUGUST 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	0	0.00%	4,400	0.00%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	0	0.00%	4,400	0.00%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

a. **Rights to subscribe** (Note 2)

Class of relevant security:	Details

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
SALE	1037	441.5 pence
SALE	578	440.5
SALE	577	440.5
SALE	352	440.25
TOTAL SALES	2,544	

(b) Derivatives transactions (other than options)

Product name, e.g CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7) **Details** **Price per unit (if applicable)**

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	**21 AUGUST 2008**
Contact name	**NIMISHA SACHDEV**
Telephone number	**020 7568 9289**
Name of offeree/offeror with which connected	**BAE Systems Plc**
Nature of connection (Note 9)	**CONNECTED BROKER**

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

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The company news service from the London Stock Exchange

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TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

DETICA GROUP PLC

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights: NO

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: NO

An event changing the breakdown of voting rights: YES

Other (please specify) NO

3. Full name of person(s) subject to the notification obligation (iii):

Citigroup Global Markets UK Equity Limited

4. Full name of shareholder(s) (if different from 3.) (iv):

N/A

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

12 August 2008

6. Date on which issuer notified:

21 August 2008

7. Threshold(s) that is/are crossed or reached:

3%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
GB 0031539561	2,586,837	2,586,837

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
GB 0031539561	3,561,837	3,561,837		3.05%	

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A	N/A	N/A	N/A	N/A

Total (A+B)

Number of voting rights	% of voting rights
3,561,837	3.05%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

N/A

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:
N/A

12. Date on which proxy holder will cease to hold voting rights:
N/A

13. Additional information:

N/A

14. Contact name:
John Woollhead

15. Contact telephone number:
01483 816 900.

……………..

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